June 12, 2006

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	R.R. Donnelley & Sons Company
Form 10-K for year ended December 31, 2005
Commission File No. 001-04694

Dear Mr. Humphrey:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated June 2, 2006, concerning the Annual Report on Form 10-K for year ended December 31, 2005 (the “Form 10-K”) of R.R. Donnelley & Sons Company (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings in light of the Staff’s views. We continue to believe our prior filings are accurate in all material respects and comply with applicable disclosure rules and regulations promulgated by the Commission and generally accepted accounting principles in the United States of America. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company’s responses to the Comment Letter:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Review

Non-GAAP Measures, page 24

1.	We note your response to our previous comment 1, but continue to believe that the restructuring and impairment charges included in your reconciliation are specifically prohibited by FR 65 as recurring charges because they occurred in each of your last three fiscal years. Please revise your presentation of these non-GAAP measures accordingly. In this regard, we would not object to additional tabular disclosure presenting significant items affecting your results with supporting footnote discussion similar to that included in your response.

Company Response — The Company has reviewed its disclosure and the Staff’s comments. Although the Company continues to believe its prior filings comply with applicable disclosure rules and regulations promulgated by the Commission, in response to the Staff’s comments, the Company will revise its presentation in future filings so that (i) any non-GAAP measures set forth in those filings will not include an adjustment for restructuring and impairment charges that are recurring charges and (ii) the discussion focuses on tabular or textual disclosure of significant items affecting the Company’s results with supporting footnote disclosure similar to that included on the Company’s April 24, 2006 response and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-6

2.	We note that you recognize revenue for the majority of your products upon shipment and revenue from services when performed. However, you present net sales as a single line item in your Consolidated Statements of Operations. Supplementally provide us with a summary of your product sales and service revenues for all periods presented. Also, if both exceed 10% of your consolidated net sales, please revise your Consolidated Statements of Operations to present separately your product sales and service revenues (and related costs). See Rule 5-03(b) of Regulation S-X.

Company Response — Set forth below is a summary of the Company’s product sales and service revenues for the years ended December 31, 2005, 2004 and 2003 (the periods presented in the Company’s Form 10-K):

	2005	2004	2003
	(dollars in millions)
Revenues:
Product sales	$7,718.0	$6,568.3	$3,736.1
Services	712.2	588.1	446.5

Total revenues	$8,430.2	$7,156.4	$4,182.6

In future filings, the Company will present separately on its Consolidated Statements of Operations its revenue from product sales and service revenues (and related costs) should both components exceed 10% of the Company’s consolidated net sales.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (212) 895-8818. You may alternatively contact Miles W. McHugh, Senior Vice President and Corporate Controller at (312) 326-8353, or Suzanne S. Bettman, Senior Vice President and General Counsel at (312) 326-8233.

Very truly yours,

/s/ Thomas J. Quinlan, III
Thomas J. Quinlan, III
Executive Vice President and Interim Chief Financial Officer

cc:	Amy Geddes
(Securities and Exchange Commission)

Sue Bettman
(R.R. Donnelley & Sons Company)

Miles McHugh
(R.R. Donnelley & Sons Company)

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